Exhibit 23.1

Board of Directors and Shareholders of

Solowin Holdings

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated December 23, 2022 in the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-           ) with respect to the consolidated balance sheets of Solowin Holdings and its subsidiary (collectively the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2022, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
March 1, 2023	Certified Public Accountants
PCAOB ID No.1171